

Stifel Financial Investor Presentation

June 2012

STIFEL FINANCIAL

Disclaimer

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

Note Regarding the Use of Non-GAAP Financial Measures

The Company utilized non-GAAP calculations of presented net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expense ratios, pre-tax margin and diluted earnings per share as an additional measure to aid in understanding and analyzing the Company's financial results. Specifically, the Company believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of the Company's core operating results and business outlook. The Company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of the business and facilitate a meaningful comparison of the Company's results in the current period to those in prior periods and future periods. Reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance the overall understanding of the Company's current financial performance.

I. Market Overview



	2007	**2008**	**2009**	**2010**	**2011**	**Q1 2012**	**Q2 QTD**	**2012 YTD**		**2007 - Current**
Nasdaq	9.8%	-40.5%	43.9%	16.9%	-1.8%	18.7%	-11.2%	8.5%		20.3%
Dow	6.4%	-33.8%	18.8%	11.0%	5.5%	8.1%	-8.6%	1.4%		3.2%
S&P 500	3.5%	-38.5%	23.5%	12.8%	0.0%	12.0%	-9.6%	4.2%		-5.2%
Russell 2000	-2.7%	-34.8%	25.2%	25.3%	-5.5%	12.1%	-11.2%	2.8%		5.5%

Interest Rate Environment



	2007	**2008**	**2009**	**2010**	**2011**	**Current***
2 Year	3.05%	0.76%	1.14%	0.61%	0.25%	0.27%
5 Year	3.45%	1.55%	2.69%	2.01%	0.83%	0.67%
10 Year	4.04%	2.25%	3.85%	3.30%	1.89%	1.59%
Fed Funds	4.25%	0.25%	0.25%	0.25%	0.25%	0.25%

* 5/31/12

Europe

Headline Driven Market



Where Has All the Volume Gone?

- 2012 U.S. equity volume is on pace to decline for the third consecutive calendar year, following a decade of double-digit growth.
- This has only occurred in two other periods since 1900:
  - 1930 – 1932: Great Depression
  - 1940 – 1942: World War II
- Key drivers of the decline:
  - Lower risk appetite following the financial crisis.
  - Re-regulation – Volcker rule, bank capital, etc.
  - Financial sector deleveraging.
  - Trend toward passive management.
  - Retail equity outflows.

What Drives Equity Volume?

- In the short-run, trading activity is highly correlated with volatility.
  - Particularly in range-bound markets
  - ADV to VIX correlation = 70%



U.S. Equity ADV vs. VIX

Legend: U.S. Equity 30 DMA ADV (Billions, left scale); VIX 30 DMA (right scale)

Source: Nasdaq, NYSE, BATS Trading and FactSet.



Equity Volume Has Round-Tripped to 2007 Levels

- ADV is down 30% from highs. What has changed structurally?
  - HFT activity down 50-60%
  - Bank/hedge fund deleveraging
  - Persistent retail outflows from equity funds
  - Risk appetite has fallen off dramatically since 2009

- ~6B share ADV run rate is sustainable, but it will likely take a new bull market cycle to approach previous highs on volume.

U.S. Equity Avg. Daily Volume

Year	Value
2006	4,839
2007	6,061
2008	8,830
2009	9,768
2010	8,475
2011	7,837
2012YTD	6,827

Source: Nasdaq, NYSE and BATS reports.

Positive Long Run Trends

- Since 1888, average daily volume has grown 13% annually.
  - Rolling 20yr CAGR is currently 15%
  - Rolling 3yr and 5yr CAGRs have both turned negative
  - This downturn could be more secular in nature

U.S. Equity ADV Growth by Decade		
Decade	**Avg. Daily Volume***	**Annual Growth**
1890-1899	265,161	
1900-1909	688,251	10.0%
1910-1919	633,720	-0.8%
1920-1929	1,887,672	11.5%
1930-1939	1,838,906	-0.3%
1940-1949	1,046,590	-5.5%
1950-1959	2,209,183	7.8%
1960-1969	6,703,647	11.7%
1970-1979	26,640,867	14.8%
1980-1989	191,925,658	21.8%
1990-1999	901,506,121	16.7%
2000-2009	5,190,598,128	19.1%
2010-2012	9,003,142,292	5.7%
125 Year Avg		**13.4%**

*Number of shares

Rolling 20yr CAGR



Source: Nasdaq, NYSE, BATS, and Stifel research.

Reversion to the Mean?

- Rolling 3yr growth has turned negative for the first time since 1990.
  - Deep recessions and financial crises typically take 3-5 years to recover
  - Postwar expansion cycles have averaged 12 years from peak to trough
  - Given the magnitude of the 2008 crisis, we expect this recovery to take longer

Rolling 3yr ADV Growth Rates



Source: Nasdaq, NYSE and BATS.

■ What could get us going?

■ Stifel is positioned for long-term growth

II. Stifel Financial Overview

Stifel Financial Overview

Successful Growth Strategy

Net Revenues & Market Cap Growth


Net Revenue
Market Cap
$2,500
$2,000
$1,500
$1,000
$500
$0
($ in millions)
2003
2004
2005
2006
2007
2008
2009
2010
2011

Strategy

- Successful track record integrating transactions
- Capitalizing on headwinds across the industry
- Continued select growth of high-quality talent
- Low leverage business model and conservative risk management
- Positioned for long-term growth

Stifel Financial Overview

Stifel Financial (NYSE: SF)

Financial services firm demonstrating *growth*, *scale* and *stability*
- **$1.7 billion market capitalization**[1]
- **2011 Represented our 16th year of consecutive record net revenues**
- **Balanced business model**
- **Top performing financial stock over the past ten years**
- **38% Insider ownership** [2]

Global Wealth Management (GWM)

- **Private Client**
- **Stifel Bank & Trust**
- **Customer Financing**
- **Asset Management**

- **National presence with over 2,000 Financial Advisors**

- **$127 billion in total client assets**

Institutional Group (IG)

- **Independent Research**
- **Institutional Equity & Fixed Income Brokerage**
- **Equity & Fixed Income Capital Raising**
- **M&A Advisory**

- **One of the largest U.S. equity research platforms**

- **Broad product portfolio & industry expertise**

(1) As of 5/31/12. (2) Insider ownership percentage includes all fully diluted shares, units outstanding, options outstanding, as well as shares owned by Stifel's former Chairman as of 5/30/2012.

Stifel Financial Overview

A Growth Story…

Net Revenues ($MM)[1]



CAGR: 26%

2006	2007	2008	2009	2010	2011	2012 3 mo
$452	$763	$870	$1,091	$1,382	$1,417	$400

Core Net Income ($MM)[1]



CAGR: 23%

2006	2007	2008	2009	2010	2011	2012 3 mo
$40	$67	$73	$76	$125	$114	$35

Total Equity ($MM)[1]



CAGR: 35%

2006	2007	2008	2009	2010	2011	3/31
$220	$425	$593	$873	$1,254	$1,302	$1,343

Total Client Assets ($BN)[1]



CAGR: 24%

2006	2007	2008	2009	2010	2011	3/31
$35	$59	$52	$91	$111	$119	$127

Financial Advisors [1][2]



CAGR: 18%

2006	2007	2008	2009	2010	2011	3/31
735	1,163	1,315	1,885	1,935	1,987	2,013

Book Value Per Share[1][2][3]



CAGR: 20%

2006	2007	2008	2009	2010	2011	3/31
$8.23	$12.24	$15.12	$19.24	$24.42	$25.10	$25.07

(1) CAGR reflects years 2006 to 2011 for net revenues and core net income, and reflects years 2006 to 2012 assuming 3/31/12 as year-end 2012 for total equity, client assets, financial advisors and book value per share.
(2) Includes Independent Contractors.
(3) Book Value Per Share adjusted for April 2011 three-for-two stock split (2006-2010).

Stifel Financial Overview

Building Scale…

Strategic Growth Through Acquisitions

 **STONE & YOUNGBERG**
- Investment Banking
- Sales and Trading
- Private Client
- October 2011

 **Thomas Weisel Partners** *Experts in Growth*
- Investment Banking
- Sales and Trading
- Research
- July 2010

UBS
- Private Client
- October 2009

 **ButlerWick** *investments·trust·insurance*
- Private Client
- Public Finance
- December 2008

 **RYAN BECK & CO.**
- Private Client
- Capital Markets
- February 2007

 **LEGG MASON CAPITAL MARKETS**
- Capital Markets
- December 2005

		2005[1]	3/31/12
Retail Brokerage Network	▪ Financial Advisors	467	2,013
	▪ Private Client Branches	94	297
Equity Research	▪ Senior Research Analysts	23	86
	▪ Companies Under Coverage	230	976
Equity Institutional Brokerage	▪ Sales and Trading Professionals	37	187
	▪ Institutional Clients	500	3,500
Fixed Income Institutional Brokerage	▪ Sales and Trading Professionals	17	225
	▪ Institutional Clients	1,500	4,260
Investment Banking	▪ Equity Professionals	23	250
	▪ Fixed Income Professionals	43	99
	▪ M&A Professionals	2	6
	▪ Industry Groups	5	13

[1]As of September 2005.

Stifel Financial Overview

Stability Achieved Through A Balanced Business Model

- Balanced business model facilitates growth during volatile markets

- Stable GWM business is augmented by profitable and growing Institutional Group

- Proven ability to grow all businesses

Net Revenues		Operating Contribution	
2011	**3 mo 2012**	**2011**	**3 mo 2012**









Note: Net revenues and operating contribution excludes the Other segment.

Stifel Financial Overview

Cumulative Price Appreciation As of May 31, 2012

Since 12/31/11	
Edelman Financial	30.75%
FBR & Co.	29.76%
Raymond James Financial	10.40%
Piper Jaffray	8.47%
KBW	6.79%
Goldman Sachs Group	5.83%
Legg Mason	5.82%
S&P 500 Index	4.19%
Stifel Financial Corp.	-0.81%
Cowen Group	-1.93%
Jefferies Group	-2.84%
Greenhill & Co.	-4.12%
Evercore Partners	-7.18%
Lazard	-11.68%
Morgan Stanley	-11.70%
Oppenheimer	-12.92%
SWS Group	-16.30%
JMP Group	-18.74%

Since 12/31/06	
Stifel Financial Corp.	82.33%
Raymond James Financial	12.77%
S&P 500 Index	-7.61%
Edelman Financial	-32.73%
Evercore Partners	-32.94%
KBW	-44.85%
Jefferies Group	-50.19%
Lazard	-51.29%
Goldman Sachs Group	-51.99%
Greenhill & Co.	-52.75%
Oppenheimer	-58.02%
Piper Jaffray	-66.37%
Legg Mason	-73.22%
SWS Group	-75.84%
Morgan Stanley	-83.59%
Cowen Group	NM
FBR & Co.	NM
JMP Group	NM

Since 12/31/01	
Stifel Financial Corp.	808.28%
Raymond James Financial	116.51%
Edelman Financial	68.43%
Jefferies Group	26.31%
S&P 500 Index	14.13%
Goldman Sachs Group	3.18%
Legg Mason	-23.62%
Oppenheimer	-50.46%
SWS Group	-66.11%
Morgan Stanley	-76.12%
Cowen Group	NM
Evercore Partners	NM
FBR & Co.	NM
Greenhill & Co.	NM
JMP Group	NM
KBW	NM
Lazard	NM
Piper Jaffray	NM

III. Global Wealth Management

Global Wealth Management

Provides Securities Brokerage Services and Stifel Bank Products

Overview

- Grown from 600+ financial advisors in 2005 to over 2,000[1] financial advisors currently

- Proven organic growth and acquirer of private client business (56 UBS branches, Butler Wick, Ryan Beck)

- Retail investors are generally mid- to long-term buyers

- Goal of providing price stability and support to the institutional order book

- Strategy of recruiting experienced advisors with established client relationships

- Expanding U.S. footprint

Net Revenues ($MM) [2]



Operating Contribution ($MM) [2]



(1) Includes Independent Contractors.
(2) CAGR reflects years 2006 to 2011.

Global Wealth Management

Opportunity Through Growth

GWM Broker Growth [1]



GWM Branch Growth



GWM Account Growth



GWM Assets Under Management Growth ($MM)



(1)   Includes Independent Contractors.

Global Wealth Management – Stifel Bank & Trust

Overview

- Acquired FirstService Bank, a St. Louis-based, Missouri-chartered commercial bank, in April 2007

- Stifel Financial became a bank holding company and financial services holding company

- Balance sheet growth with low-risk assets

- Funded by Stifel Nicolaus client deposits

- Maintain high levels of liquidity

Strength of Brokerage Position

- Offers banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services

  - Built-in source of business

  - High net worth clients

- Highly efficient due to lack of "brick and mortar" deposit focused facilities

Interest Earnings Assets [1]



- Cash
- Investment Securities
- Loans Receivable

Total: $2.4 Billion

Investment Portfolio



- ABS
- Munis
- MBS
- Corporates
- Agency MBS
- CMBS

Total: $1.7 Billion

Loan Portfolio (Gross)



- Residential Real Estate
- Securities-Based Lending
- HELOC
- Commercial & Industrial

Total: $664 Million[2]

Note: Data as of 3/31/12.
(1)   Average interest earning assets for the three months ended March 31, 2012.
(2)   Construction and Land and Commercial Real Estate make up less than 1% of the loan portfolio

IV. Institutional Group

Institutional Group

Overview

- Provides securities brokerage, trading, research, underwriting and corporate advisory services

- One of the largest providers of U.S. Equity Research

- 2nd largest Equity trading platform in the U.S. outside of the Bulge Bracket[1]

- Full Service Middle-Market Investment Bank

- Comprehensive Fixed Income platform

Net Revenues ($MM)[2]



CAGR: 20% [3]

Equity Brokerage + Investment Banking[2]



Fixed Income Brokerage + Investment Banking



(1) Based on 2011 U.S. trading volume per Bloomberg.
(2) Includes TWPG historical investment banking and brokerage revenues for years 2006 through June 30, 2010.
(3) CAGR reflects years 2006 to 2011.

Institutional Group – Research

Among the Largest U.S. Equity Research Platform

U.S. Equity Research Coverage [1]

Rank	Firm	Companies Under Coverage	
		Overall	Small Cap[2]
1	JPMorgan	1,048	212
2	Bank of America Merrill Lynch	1,046	193
3	**Stifel Nicolaus**	**986**	**356**
4	Barclays Capital	963	143
5	**Raymond James**	**933**	**366**
6	Citi	891	155
7	Goldman Sachs	856	113
8	Morgan Stanley	824	124
9	RBC Capital Markets	820	192
9	Sidoti & Company LLC	820	646
11	Deutsche Bank	815	156
12	Credit Suisse	814	160
13	Morningstar, Inc.	807	89
14	**Jefferies & Co.**	**792**	**225**
15	Wells Fargo Securities	785	164
16	UBS	766	97
17	**Robert W. Baird & Co.**	**641**	**201**
18	BMO Capital Markets	545	132
19	Macquarie Group	510	97
20	**Keybanc Capital Markets**	**507**	**170**

Stifel Research Highlights

- Cover approximately 50% of the S&P 500
- Third largest provider of U.S. Small-Cap Research
- Largest provider of U.S. Technology and Transportation
- Third largest provider of U.S. Financial Research
- Top 3 ranking in 5 of 13 StarMine industry sectors (based on T12M recommendations)

Coverage Balanced Across All Market Caps [2]



Large Cap 25%
Mid Cap 35%
Small Cap 40%

(1) Source: StarMine rankings as of 5/31/12. Does not include Closed End Funds.
(2) Small Cap includes market caps less than $1 billion; Mid Cap includes market caps less than $5 billion.
Note: Bold font indicates middle-market firms. Research coverage distribution as of 5/31/12. T12M refers to trailing twelve months.

Institutional Group – Research

Proven, Consistent - Qualitative Research

Research Model	Award Highlights

Research Model

- >50% of analysts worked in the field they cover

- ~43% of analysts initially joined as associates

- Average Stifel analyst has 10 years of experience

- More than 1/3 of analysts have the CFA designation

- Each analyst covers all market caps within their sector

Award Highlights

- #3 (tied) in 2012 FT/StarMine Survey

- Most #1 awards in 2011 FT/StarMine Survey

- #5 (tied) in WSJ Best on the Street Survey 2012

- #1 in WSJ Best on the Street Survey 2010

- #2 in 2011 & 2010 StarMine Awards with the most #1 awards in 2011 Stock Picking

- Only firm ranked in the top 12 each year for the last 8 years in the WSJ Best on the Street Survey and StarMine Awards

Institutional Group – Equity Sales and Trading

STIFEL FINANCIAL

Powerful Platform Spanning North America and Europe

Institutional Equity Sales

- 130 person sales force, commission based
- Experts in small and mid cap growth and value
- Team based sales model with 2-4 coverage sales people per account
- Team leaders have an average of 15 years experience
- Offices in all major institutional markets in North America & Europe
- Accounts range from large mutual funds to small industry focused investors
- Managed over 675 non-deal roadshow days in 2011

Equity Trading

- 40 coverage traders located in
    - Baltimore, New York, Boston, Dallas, San Francisco, Cleveland, London, and Canada
- 20 position traders covering each major industry
- Agency model – no proprietary trading or prime brokerage
- Profitable model with advantages of scale

Distribution Network: Over 200 Professionals Globally

- Agency model – no proprietary trading or prime brokerage
- Major liquidity provider to largest equity money management complexes
- Multi-execution venues: high-touch, algorithms, program trading and direct market access
- Dedicated convertible sales, trading and research desk

Institutional Group – Fixed Income

Strong Fixed Income Capital Markets Capabilities

Overview

- Comprehensive platform
  - Approximately 78 traders averaging 14 years of experience
  - Annual client trade volume approaching $300 billion
- *Institutional Investor All-Star* nominated team
- Widespread distribution
  - 158 fixed income sales professionals covering over 4,200 account relationships
  - 33 institutional fixed income offices nationwide

Client Distribution (1)(2)



Money Manager 36%
Bank/Thrift 23%
Insurance 15%
Broker/Dealer 10%
Government 10%
Other 6%

Platform & Products

- Focus on long-only money managers and income funds versus hedge funds
- Consistency of execution
- Identification of relative value through security selection

- Agency/Gov't Securities
- Money Markets
- Mortgages
- Asset-Backed Securities
- Investment Grade Credit
- High Yield Credit
- Aircraft Finance & Credit Solutions

- Whole Loans
- Municipals
- Emerging Markets
- Structured Products
- Stifel Capital Advisors

(1) Client Distribution is for 1/1/12 – 3/31/12.
(2) Other category includes: Corporation, Hedge Fund, Pension Fund, Trust Company, Foundation, Endowment, University & Non-Profit.

Institutional Group – Investment Banking

Accomplished U.S. Equity Underwriting Franchise – All Equity Transactions

All Managed Equity Deals Since 2005				**Bookrun Equity Deals Since 2005**				
($ in billions) Rank	Firm	# of Deals	$ Volume	*($ in billions)* Rank	Firm	# of Deals	% Bookrun	$ Volume
1	Bank of America Merrill Lynch	1,401	$881.7	1	Bank of America Merrill Lynch	1,102	78%	$202.4
2	JPMorgan	1,330	$805.1	2	JPMorgan	949	71%	$187.4
3	Citi	1,095	$670.5	3	Morgan Stanley	826	82%	$174.1
4	UBS	1,020	$587.3	4	Citi	814	74%	$150.4
5	Morgan Stanley	1,012	$686.8	5	Goldman Sachs	659	81%	$172.4
6	Wells Fargo Securities	1,001	$533.1	6	Barclays	650	71%	$104.8
7	Barclays	917	$558.7	7	UBS	614	60%	$84.9
8	Credit Suisse	881	$601.1	8	Credit Suisse	587	66%	$95.2
9	Deutsche Bank	829	$499.5	9	Deutsche Bank	491	59%	$63.1
10	Goldman Sachs	812	$590.2	10	Wells Fargo Securities	461	46%	$53.6
11	RBC Capital Markets	796	$348.3	**11**	**Jefferies & Company**	**227**	**51%**	**$15.3**
12	**Stifel Nicolaus Weisel**	**736**	**$202.6**	12	RBC Capital Markets	196	25%	$18.0
13	**Raymond James**	**714**	**$292.1**	**13**	**Stifel Nicolaus Weisel**	**146**	**20%**	**$8.1**
14	**Oppenheimer & Co Inc**	**509**	**$115.3**	**14**	**Raymond James**	**143**	**20%**	**$9.9**
15	**Piper Jaffray & Co**	**468**	**$159.7**	**15**	**Piper Jaffray & Co**	**129**	**27%**	**$6.6**
16	**Jefferies & Company**	**444**	**$114.4**	**16**	**Keefe Bruyette & Woods**	**112**	**36%**	**$8.8**
17	**Robert W Baird & Co**	**324**	**$91.8**	**17**	**Oppenheimer & Co Inc**	**99**	**20%**	**$4.3**
18	**Keefe Bruyette & Woods**	**314**	**$133.5**	**18**	**Roth Capital Partners**	**86**	**57%**	**$2.4**
19	**BMO Capital Markets**	**289**	**$118.5**	**19**	**Sandler O'Neill & Partners**	**83**	**42%**	**$6.9**
20	**KeyBanc Capital Markets**	**276**	**$89.2**	**20**	**Cowen & Co LLC**	**66**	**27%**	**$2.7**

Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 5/31/12.
Note: $ Volume represents full credit to underwriter for All Managed Equity Deals and apportioned credit to bookrunner for Bookrun Equity Deals.
Note: Stifel results based on pro forma figures for both Stifel and TWP.
Note: Bold font indicates middle-market firms.

V. Financial Results

Stifel Financial Corp. Results

Three months ended March 31, 2012

($ in thousands, except per share amounts)	Three Months Ended				
	3/31/12	3/31/11	Change	12/31/11	Change
Net revenues	$ **400,333**	$ 366,613	*9.2%*	$ 356,878	*12.2%*
Compensation and benefits	**254,704**	231,166	*10.2%*	228,743	*11.3%*
Non-comp operating expenses	**86,375**	84,763	*1.9%*	83,109	*3.9%*
Total non-interest expenses	**341,079**	315,929	*8.0%*	311,852	*9.4%*
Income before income taxes	**59,254**	50,684	*16.9%*	45,026	*31.6%*
Provision for income taxes	**24,481**	19,286	*26.9%*	18,010	*35.9%*
Net income	$ **34,773**	$ 31,398	*10.7%*	$ 27,016	*28.7%*
Earnings per share :					
Diluted	$ **0.55**	$ 0.50	*10.0%*	$ 0.43	*27.9%*
Weighted average number of shares outstanding:					
Diluted	**62,669**	63,179	*(0.8%)*	62,695	*0.0%*
Ratios to net revenues :					
Compensation and benefits	**63.6%**	63.1%		64.1%	
Non-comp operating expenses	**21.6%**	23.1%		23.3%	
Income before income taxes	**14.8%**	13.8%		12.6%	

Sources of Revenues

($ in thousands)	Three Months Ended				
	3/31/12	3/31/11	% Change	12/31/11	% Change
Commissions	$ 123,303	$ 155,786	(20.9%)	$ 123,737	(0.4%)
Principal transactions	116,233	92,859	25.2%	93,963	23.7%
Capital raising	54,833	32,358	69.5%	27,347	100.5%
Advisory	15,605	9,060	72.2%	28,728	(45.7%)
Investment banking	70,438	41,418	70.1%	56,075	25.6%
Asset mgt and service fees	60,818	57,680	5.4%	55,920	8.8%
Other	13,294	6,256	112.3%	8,379	58.7%
Total operating revenues	384,086	353,999	8.5%	338,074	13.6%
Interest revenue	25,257	18,856	33.9%	25,220	0.1%
Total revenues	409,343	372,855	9.8%	363,294	12.7%
Interest expense	9,010	6,242	44.3%	6,416	40.4%
Net revenues	$ 400,333	$ 366,613	9.2%	$ 356,878	12.2%

Brokerage Revenues

($ in thousands)	Three Months Ended				
	3/31/12	3/31/11	% Change	12/31/11	% Change
Taxable debt	$ 61,433	$ 51,419	19.5%	$ 48,882	25.7%
Municipal debt	21,826	19,538	11.7%	25,731	(15.2%)
Equities	21,108	11,623	81.6%	7,920	166.5%
Other	11,866	10,279	15.4%	11,430	3.8%
Principal transactions	$ 116,233	$ 92,859	25.2%	$ 93,963	23.7%
Commissions	123,303	155,786	(20.9%)	123,737	(0.4%)
	$ 239,536	$ 248,645	(3.7%)	$ 217,700	10.0%

Segment Comparison

($ in thousands)		Three Months Ended				
		3/31/12	3/31/11	% Change	12/31/11	% Change
Net revenues:						
Global Wealth Management	$	**248,348**	$ 238,446	**4.2%**	$ 224,569	**10.6%**
Institutional Group		**148,504**	126,994	**16.9%**	134,229	**10.6%**
Other		**3,481**	1,173	**196.7%**	(1,920)	**281.3%**
	$	**400,333**	$ 366,613	**9.2%**	$ 356,878	**12.2%**
Operating contribution:						
Global Wealth Management	$	**69,178**	$ 61,472	**12.5%**	$ 62,872	**10.0%**
Institutional Group		**23,704**	21,393	**10.8%**	10,773	**120.0%**
Other		**(33,628)**	(32,181)	**4.4%**	(28,619)	**17.5%**
	$	**59,254**	$ 50,684	**16.9%**	$ 45,026	**31.6%**

Statement of Financial Condition

As of March 31, 2012

Total Assets ($ in Billions)



Total Capitalization ($ in Billions)



Leverage Ratio



Book Value Per Share



VI. Conclusion

Opportunities Drive our Growth

Stifel is Well-Positioned to Take Advantage of Opportunities

Strategic Initiatives

- Attract and retain high-quality talent

- Continue building client facing, agency-only businesses

- Continue to expand private client footprint in the U.S.

- Continue to expand fixed income businesses

- Continue to expand investment banking capabilities

- Focus on quality asset generation within Stifel Bank

- Expand traditional asset management capabilities

- Approach acquisition opportunities with discipline

Strong Balance Sheet Facilitates Growth